A PARADISE ACQUISITION CORP.

The Sun’s Group Center,
29th Floor, 200 Gloucester Road,
Wan Chai,
Hong Kong

VIA EDGAR

October 23, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Eric McPhee, Kristina Marrone, Kibum Park and Jeffrey Gabor

Re:	A Paradise Acquisition Corp. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 14, 2023 CIK No. 0001956439

To Whom It May Concern:

A Paradigm Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter (the “Staff Letter”) received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 27, 2023, regarding the draft Registration Statement on Form S-1 submitted to the Commission on March 14, 2023 (the “Draft Registration Statement”). The Company is concurrently filing Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”) which, among other things, responds to the Staff’s comments set forth in the Staff Letter. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in our responses correspond to pages of Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 14, 2023

Cover page

1.	We note that your definition of China and the PRC excludes Hong Kong, Macau and Taiwan. Please clarify that all the legal and operational risks associated with having operations in the People’s Republic of China also apply to operations in Hong Kong and Macau. In this regard, please ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how commensurate laws in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.

Response: The Company respectfully acknowledges the Staff’s comment. In response, we have revised the definition of "PRC" and "China" on the cover page of Amendment No. 2 to collectively refer to the People’s Republic of China, including Hong Kong and Macau. This revision broadens the scope of the disclosure regarding the risks associated with operating in these regions.

Summary

Leadership of an Experienced Management Team, page 3

2.	Please disclose Mr. Yu-Ping Edward Tsai's business experience during the past five years. See Item 401(e) of Regulation S-K.

Response: The Company respectfully advises the Staff that we have new director nominees and that we have updated the disclosure on pages 4, 5 and 143 with the business experience of our new director nominees.

Risk Factors, page 44

3.	We note that the discussion of risk factors is longer than 15 pages. Please include in the forepart of the prospectus, as applicable, a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in the registrant or offering speculative or risky. See Item 105(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, we have included a new section summarizing the principal risk factors under the heading “Summary of Risk Factors” on pages 49-50 of Amendment No.2.

We may issue our shares to investors in connection with our initial business combination..., page 75

4.	We note your response to prior comment 4 and reissue in part. We note that potential PIPE transactions are meant to enable you to provide sufficient liquidity to the post-business combination entity or provide opportunities for enhanced return on investment to investors in return for funds facilitating the sponsor’s completion of the business combination or providing sufficient liquidity. Clearly disclose their impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on page 69 of Amendment No. 2.

Enforceability of Civil Liabilities, page 111

5.	We note your response to prior comment 6. Please also revise your disclosure on page 111 to address prior comment 6. In addition, we also note that four director nominees, Brian Yun, Prescille Chu Cernosia, Yu-Ping Edward Tsai, and Eric Tzu-yang Huang, will serve from the effective date of the registration statement. Please expand your disclosures on pages 12, 62, 103, 104, and 111 to identify each director nominee located in China or Hong Kong.

Response: The Company respectfully advises the Staff that we have new director nominees, and we have revised the disclosure on pages 4, 5, and 143 of Amendment No.2 accordingly. The Company also respectfully submits that none of its director nominees, Ashley Bancroft, Nathan Pau and Tracy Hui Yin Choi, is a resident in China or Hong Kong.

Capitalization, page 119

6.	We have reviewed your response to comment 7, and it appears that the third to last sentence of the 2nd paragraph is incomplete. As such, we reissue the previous comment. Additionally, to the extent your response indicates that the disclosure referenced in the comment is not accurate, please revise your filing to address.

Response: Response: The Company respectfully acknowledges the Staff’s comment and provide the following analysis under ASC 815-40:

•	Firstly, the Company considered whether the private warrants meet the definition of derivative instrument in accordance with ASC 815-10-15-83 and concluded that the settlement provision in the private warrants meet all the characteristics of and qualified as a derivative instrument.

•	Secondly, the Company considered whether the private warrants should be classified as liabilities or equity depending on whether they satisfy the conditions under ASC 815-10-15-74a regarding whether the private warrants are indexed to the Company’s own stock and classified as stockholders’ equity in its financial statements. The Company has adopted a two-step approach to determining whether the private warrants are indexed to the Company’s own stock.

As Step 1, the Company determined that the exercise contingency provisions allow the private warrants to be considered as being indexed to the Company’s own stock because the exercise contingencies are subject to the Company’s own stock price equaling or exceeding $18.00 (subject to adjustment for stock split, dividends, reverse splits, etc.) and there is an effective registration statement covering the issuance of the ordinary shares issuable upon exercise of the warrants, and a current prospectus relating thereto, available throughout the 30-day redemption period.

As Step 2, the Company considered whether any term or provision in the warrant agreement provides for changes to the settlement amounts depending on the warrant holder. The settlement provision in the private warrants precludes redemption by the Company regardless of whether the private warrants are held by the Company’s sponsor or someone else, being Cantor or their permitted transferees. Accordingly, the Company determined that according to the settlement provisions, the private warrants meet the fixed-to-fixed rule and can be considered as being indexed to the Company’s own stock.  Based on the above two-step approach, the Company has concluded that the private warrants are indexed to the Company’s own stock.

•	Thirdly, in light of the determination that the private warrants are considered as being indexed to the Company’s own stock under ASC 815-40, the Company evaluated the conditions in ASC 815-40-25 to determine whether it controls the ability to settle the contract in its shares. Contracts can be classified as equity only if the entity is capable of settling in shares. The Company is not obligated to pay the holders of the private warrants any cash consideration upon exercise or otherwise “net cash settle” the private warrants, and the holders cannot opt for net cash settlement or settlement in shares based on the warrant agreement. Accordingly, the Company has concluded the private warrants may be classified as equity.

•	Finally, for a share-settled contract to be classified as equity, each of the additional conditions in ASC 815-40-25-10 must be met to ensure that the Company has the ability to settle the contract in shares. In the warrant agreement the Company intends to use (which will be filed with a subsequent amendment of the Draft Registration Statement), cash settlement is at the choice of the Company and not exercisable by the warrant holders, and should any reorganization event occur, only net share settlement is available, the Company concluded that the private warrants have met all of the conditions under ASC 815-40-25-10 and able to classify as equity instruments.

Furthermore, the Company respectfully advises the Staffs that it has decided to use a form of the warrant agreement that no longer includes the language that the private placement warrants are redeemable if they are “held by someone other than our sponsor, Cantor or their permitted Transferees”. The Company has also updated the disclosure on pages 29, 139, 201, 204, 215, F-16 and F-32 of Amendment No.2 to expressly state that the private placement warrants “will not be redeemable by us” so long as they are held by our sponsor or its permitted transferees.

We thank the Staff for its review of the foregoing and Amendment No. 2. If you have further comments, please feel free to contact to our partner, Jeffrey Cohen, at jeffrey.cohen@linklaters.com, or by telephone at (212) 903-9014, and our partner Xiaoxi Lin, at xiaoxi.lin@linklaters.com.

Sincerely,

/s/ Claudius Tsang
Claudius Tsang Director and Chief Executive Officer

cc:	Jeffrey Cohen
Xiaoxi Lin